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                                                                      EXHIBIT 1
ECI TELOCOM LOGO
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                     ECI TELECOM COMPLETES SALE OF INNOWAVE
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Petah Tikva, Israel, April 2, 2003, ECI Telecom (Nasdaq: ECIL) announced today that it has completed the transaction to sell most of the assets and liabilities of its wholly owned subsidiary, InnoWave ECI Wireless Systems Ltd., to Alvarion Ltd. (NASDAQ: ALVR). ECI announced the details of this agreement on February 19, 2003. As disclosed, the total value of the transaction was approximately $20 million, consisting of a cash consideration paid by Alvarion and the cash balances of InnoWave, withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of 5 years at an exercise price of $3 per share.

The transaction reflects ECI's strategy to focus its resources on its core businesses that include metro optical networking, bandwidth management and broadband access solutions. The sale of the InnoWave business to Alvarion enables existing and potential customers to benefit from the synergies of the two businesses, and to take advantage of a broader portfolio of comprehensive fixed wireless access solutions.

With the closing of the transaction, InnoWave's employees have joined Alvarion.

ABOUT ECI TELECOM
ECI provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
Daniel Chertoff: +972-3-926-6255, e-mail: Daniel.chertoff@ecitele.com Kim Kelly: +972-3-926-6092, e-mail: kim.Kelly@ecitele.com


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